Exhibit 4.13

AMENDMENT TO THE

MAXAR TECHNOLOGIES LTD.

OMNIBUS EQUITY INCENTIVE PLAN

January 1, 2019

This Amendment (this “Amendment”) to the Maxar Technologies Ltd. Omnibus Equity Incentive Plan (the “Plan”) is effective as of the date first set forth above, it being approved by the Board of Directors of Maxar Technologies Inc., a Delaware corporation (the “Company”), and Maxar Technologies Ltd., a corporation organized under the laws of British Columbia, Canada, pursuant to Section 13 of the Plan. The Plan is hereby amended as follows:

1.

All references to the “Company”, “Maxar Technologies Ltd.” and “Maxar Technologies Ltd., a corporation organized under the laws of British Columbia, Canada” will refer to the Company, except for the reference in the Plan’s definition of “Merger”.

2.

All references to “shares” or “common shares” or other similar terms in the Plan will refer to shares of the Company’s common stock. The following will replace the Plan’s definition of “Common Shares” in its entirety:

“Common Shares” means shares of the Company’s common stock.

3.	The following definition will be added to Section 3 of the Plan:

“NYSE” means the New York Stock Exchange.

4.

All references to “TSX” will refer to NYSE, except for (i) the definition thereof in Section 3 of the Plan and the reference in Section 5(e) of the Plan, which will continue to refer to the TSX, and (ii) the reference in Section 13 of the Plan, which will refer to both the TSX and the NYSE.

5.	All references to “British Columbia” and “Vancouver, British Columbia” in the Plan will refer to the United States.
6.	The following will replace Section 14(p) of the Plan in its entirety:

Governing Law. The Plan and all Awards will be governed by and interpreted in accordance with the laws of the State of Delaware, without regard to the conflict of law rules thereof or of any other jurisdiction.

7.	Except as provided in this Amendment, the Plan will remain in full force and effect.

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